Exhibit 99.2

AEROPUERTOS ARGENTINA 2000 S.A.

Decree 1009/2020

DCTO-2020-1009-APN-PTE - Concession Contract. Extension.

City of Buenos Aires. 12/16/2020

HAVING REVIEWED Case File No EX-2020-73378787-APN-USG#ORSNA, Law No 27 541, Necessity and Urgency Decrees No 842 of August 27, 1997, 260 of March 12, 2020 and 297 of March 19, 2020, and corresponding amendments and complementary regulations thereof, Decrees No 375 of April 24, 1997 and its amendments, 500 of June 2, 1997, 163 of February 11, 1998, 1799 of December 4, 2007 and 50 of December 19, 2019 and its amendments, Resolutions No. 64 of March 18, 2020, 71 of March 20, 2020 and 73 of March 24, 2020, all issued by the MINISTRY OF TRANSPORT, and amendments thereof, and Resolution of the Board of Directors of the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA, as per the acronym in Spanish) No 80 of November 30, 2020, and

CONSIDERING:

That Law No 27 541 declared a state of public emergency in economic, financial, tax, administrative, pension, rate, energy, health and social matters, with delegation of powers upon the NATIONAL EXECUTIVE POWER, pursuant to the terms of section 76 of the NATIONAL CONSTITUTION, by virtue of the bases for delegation established in section 2, up to December 31, 2020.

That on March 11, 2020 the WORLD HEALTH ORGANIZATION (WHO) declared the new coronavirus outbreak as a global pandemic.

That, as a consequence, the Necessity and Urgency Decree No 260/20 extended the public health emergency declared by Law No 27 541, by virtue of the pandemic declared by the WORLD HEALTH ORGANIZATION (WHO), in relation to the COVID-19, for the term of ONE (1) year from the effective date of such decree.

That Resolution No 64/20 of the MINISTRY OF TRANSPORT provided for the total suspension of commercial domestic flights and general aviation services, among other things, along the same line as the actions established by the National Government to prevent or delay the spread of the COVID-19.

That, as a consequence, Resolutions No 71/20 and 73/20, both from the MINISTRY OF TRANSPORT, provided for the extension of the total suspension of commercial domestic flights and general aviation services, among other things, established in section 3 of the aforementioned Resolution No 64/20 of the MINISTRY OF TRANSPORT up to March 31, 2020; and also provided for an automatic extension of such measure upon the decision to maintain the “social, preventive and obligatory isolation” established by Necessity and Urgency Decree No 297/204.

That the NATIONAL EXECUTIVE POWER has applied economic protection measures with a marked federal footprint.

That due consideration should be given to the different programs and tools implemented by the National Government throughout the national territory to mitigate the impact of the COVID-19 pandemic on companies and families’ incomes and, on the other hand, an assessment of the development of the necessary health measures imposed to contain expansion of the illness should be carried out.

That, as regards the Concession granted to the company AEROPUERTOS ARGENTINA 2000 S.A. (AA2000 S.A.), the technical teams of the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) have analyzed the contractual, financial and economic situation of the company and, in turn, negotiations have been started to reach an agreement about the necessary conditions to guarantee the sustainability of “Group A” of Airports of the NATIONAL AIRPORT SYSTEM (NAS) and restore the economic-financial equation of the Contract.

That, for the stated purposes, special attention has been given to the protection of the rights and interests of the users of the NATIONAL AIRPORT SYSTEM (NAS) and the sustainability and sustenance thereof.

That the economic-financial equation of the Concession Contract for the exploitation, administration and operation of “Group A” of Airports of the NATIONAL AIRPORT SYSTEM (NAS), approved by Decree No 163/98, has been affected by the aforementioned unforeseeable and inevitable events, as the incomes of the Concession have been significantly reduced by the necessary emergency measures adopted by the government.

That the Concessionaire has requested an Extension of the Concession period, pursuant to the provisions of item 5.2 of the aforementioned Concession Contract for the exploitation, administration and operation of “Group A” of Airports of the NATIONAL AIRPORT SYSTEM (NAS), approved by Decree No 163/98, with the purpose of restoring the economic-financial equation of such contract.

That the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) has taken the corresponding intervention, pursuant to the provisions of Decrees No 375/97 and 500/97, approved by Necessity and Urgency decree No 842/97 and the aforementioned Decree No 163/98, and has initiated a process to analyze the current situation of the aforementioned Concession and the economic impact caused by the pandemic and the urgency measures adopted by the Federal Government.

That, within the framework of such technical analysis, there have been several meetings between the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) and the Concessionaire AEROPUERTOS ARGENTINA 2000 S.A.

That the conclusion of the analysis carried out by the technical teams was that an extension of the Concession period was a reasonable measure to achieve the economic-financial balance of the Concession Contract and honor the investment commitments to execute the necessary works for the maintenance and conditioning of air terminals that are part of “Group A” of the NATIONAL AIRPORT SYSTEM, taking into account users’ interests and rights to receive quality services at the lowest rate possible, without jeopardizing national treasury funds and without granting tax exemptions.

That Resolution No 80/20 of the Board of Directors of the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) has issued a favorable recommendation for the extension of the Concession period for the exploitation, administration and operation of “Group A” of Airports of the NATIONAL AIRPORT SYSTEM (NAS) for TEN (10) years, keeping the duly agreed exclusivity terms in the Concession Contract approved by Decree No 163/98 and Decree No 1799/07, and pursuant to the provisions of the TECHNICAL CONDITIONS FOR THE EXTENSION, signed by the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) and AEROPUERTOS ARGENTINA 2000 S.A.

That, on November 30 of the current year, the aforementioned ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) and AEROPUERTOS ARGENTINA 2000 S.A. have signed, within the scope of their own powers and the applicable legal framework, the TECHNICAL CONDITIONS FOR THE EXTENSION (IF-2020-83039885-APN-USG#ORSNA) related to the necessary specifications for the extension of the Concession Contract.

That such Conditions include the acknowledgment of the extension of the Concession period for TEN (10) years, keeping the duly agreed exclusivity terms, with the exception of eventual, future and possible works to be executed in the Río de la Plata, among others; and the source of direct investments to be performed by the Concessionaire in works for the airports that are part of GROUP “A” of the NATIONAL AIRPORT SYSTEM; with the purpose of preserving the continuity and quality of the rendered public service.

That the granting of the aforementioned extension and the validity of the aforementioned TECHNICAL CONDITIONS FOR THE EXTENSION have been subject to the assessment and ratification by this NATIONAL EXECUTIVE POWER.

That, in such a sense, the assessment of the NATIONAL EXECUTIVE POWER justifies the decision to accept ORSNA’s recommendation for the extension of the Concession period and to ratify the TECHNICAL CONDITIONS FOR THE EXTENSION, as regards the necessary specifications for granting thereof, which were signed between the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) and AEROPUERTOS ARGENTINA 2000 S.A.

That the corresponding legal services have taken intervention.

That the present decision is issued in exercise of the powers conferred by section 99, subsection 1 of the NATIONAL CONSTITUTION and pursuant to the provisions of paragraph 5.2 of the Concession Contract, approved by Decree No 163/98.

Therefore,

THE PRESIDENT OF THE REPUBLIC OF ARGENTINA, DECREES:

ARTICLE 1: To extend for TEN (10) years, from the end of the initial period, the Concession Contract signed on February 9, 1998 between the NATIONAL STATE and AEROPUERTOS ARGENTINA 2000 S.A., keeping the exclusivity terms pursuant to the provisions of the TECHNICAL CONDITIONS FOR THE EXTENSION, necessary specifications for the granting thereof, signed by the ORSNA and the Concessionaire AEROPUERTOS ARGENTINA 2000 S.A., which terms are ratified and which are included as an integral part of the present document as ANNEX thereto (IF-2020-83039885-APN-USG#ORSNA).

ARTICLE 2: It is ordered that notice be given, that timely publication be made, that this be forwarded to the NATIONAL DIRECTORATE OF OFFICIAL RECORDS and archived.

FERNÁNDEZ - Santiago Andrés Cafiero - Mario Andrés Meoni

NOTE: The Annexes that are part of this Decree are published in the web edition of the Official Gazzete of the Republic of Argentina. -www.boletinoficial.gob.ar-

e. 12/17/2020 N° 64763/20 v. 12/17/2020

Publication Date: 12/17/2020